Exhibit 99.1

October 31, 2006 CIBC World Markets Corp. 300 Madison Ave., 5th Floor New York, New York 10017	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Re:	Canadian Imperial Bank of Commerce Issuance of
an Aggregate of $180,000 Principal Amount of
CIBC Premium Yield Generator NotesSM due
November 2, 2009 (Annual Coupons Linked To A
Basket Of Ten Large-Cap Stocks)

Ladies and Gentlemen:

We have acted as special U.S. counsel to Canadian Imperial Bank of Commerce, a financial institution governed by the Bank Act (Canada) ("Bank"), in connection with the issuance by the Bank of $180,000 in aggregate principal amount of CIBC Premium Yield Generator NotesSM due November 2, 2009 (Annual Coupons Linked To A Basket Of Ten Large-Cap Stocks) (the "Notes"), as described in the Terms and Highlights Summary No. 32, dated October 5, 2006 (the "Terms and Highlights Summary"), the Pricing Supplement No. 32, dated October 26, 2006 (the "Pricing Supplement") and the Product Supplement No. YGN-1, dated February 15, 2006 (the "Product Supplement"), to the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003 (collectively, the "Prospectus").  This opinion is being delivered pursuant to Section 5(b)(iv) of the Distribution Agreement, dated February 16, 2005, by and among the Bank and the Agents party thereto from time to time (the "Agreement").

In preparing our opinion, we have reviewed the Prospectus, the Product Supplement, the Terms and Highlights Summary, the Pricing Supplement, the Agreement, and such other documents as we believed necessary for purposes of delivering this opinion.  Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations (the "Regulations"), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, possibly with retroactive effect.

Subject to the foregoing, it is our opinion that the statements set forth (i) under the caption "Supplemental U.S. Federal Income Tax Consequences" in the Product Supplement, (ii) under the caption "U.S. Federal Income Tax Considerations" in the Pricing Supplement and (iii) under the caption "U.S. Federal Income Tax Considerations" in the Terms and Highlights Summary (collectively, the "Discussion"), insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein.

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Mayer, Brown, Rowe & Maw LLP
CIBC World Markets Corp.
October 31, 2006
Page 2

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences.  The Discussion does not cover the tax consequences applicable to all categories of investors, some of which (such as persons subject to the alternative minimum tax, expatriates, financial institutions, individual retirement or other tax-deferred accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, tax-exempt organizations, persons that hold notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, or persons whose functional currency is not the U.S. dollar) may be subject to special rules.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Notes as included in the Prospectus, the Product Supplement, the Terms and Highlights Summary, the Pricing Supplement or the Agreement change, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus, the Product Supplement, the Terms and Highlights Summary, the Pricing Supplement or the Agreement.

Our opinion represents only our legal judgment based on current law and the facts as described above.  Our opinion has no binding effect on the Internal Revenue Service or the courts.  The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

This opinion is furnished by us as tax counsel to the Bank to you and is solely for your benefit. This opinion may not be relied upon by any other person without our prior written consent.

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Notice Pursuant to IRS Circular 230.

This opinion and our conclusions set forth above are not intended or written by us to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on any taxpayer under U.S. tax law.  This opinion was written to support the promotion and marketing by CIBC of the Notes.  Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in the Notes.

Sincerely,

/s/ Mayer, Brown, Rowe & Maw LLP